Exhibit 12

GARDNER DENVER, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	YEAR ENDED DECEMBER 31,
	2008		2007		2006		2005		2004

Earnings:
Income before income taxes	$233,466		268,360		200,615		95,644		52,286
Fixed charges	33,709		33,034		43,530		35,746		12,704

Earnings, as defined	$267,175		301,394		244,145		131,390		64,990

Fixed Charges:
Interest expense	$25,483		26,211		37,379		30,433		10,102
Rentals - portion representative of interest	8,226		6,823		6,151		5,313		2,602

Total fixed charges	$33,709		33,034		43,530		35,746		12,704

Ratio of Earnings to Fixed Charges	7.9	x	9.1	x	5.6	x	3.7	x	5.1x